Exhibit 99.1

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

Retalix Receives Additional Unsolicited
Non-binding Proposals

        Ra’anana, Israel; March 1, 2009 – Retalix® Ltd. (NasdaqGS: RTLX) announced today that, although the Company has not been for sale and has not sought investment capital, the Board of Directors has received additional unsolicited non-binding proposals to purchase all the outstanding shares of the Company or to make an investment in the Company, at prices ranging from $8.00 to $10.00 per share in cash.  The Board of Directors is evaluating all the proposals, none of which are from competitors or other companies operating in the field of the Company. In accordance with its policy, the Company does not plan to make any further statements responding to market rumors or speculation about these or any other proposals.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.